Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "KMX TECHNOLOGIES,

LLC", FILED IN THIS OFFICE ON THE TWELFTH DAY OF FEBRUARY, A.D.

2020, AT 11 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

7848935 8100
SR# 20201204738

Authentication: 202406787
Date: 02-18-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 02/12/2020
FILED 11:00 AM 02/12/2020
SR 20201027491 - File Number 7848935

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is KMX Technologies, LLC
______________________________.

2. The Registered Office of the limited liability company in the State of Delaware is located at 108 West 13th Street (street), in the City of Wilmington, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Business Filings Incorporated
______________________________.

By: /s/ Zachary Sadow
Authorized Person

Name: Zachary Sadow
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